EXHIBIT 12 — COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

	Year Ended December 31,

	2003	2002	2001	2000	1999

	(Unaudited)
	(In millions, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$47.5	$51.0	$60.2	$65.7	$61.7
Estimated interest portion of rents	12.2	15.8	16.6	15.0	12.0
Capitalized interest	6.0	8.2	13.2	11.9	8.5

Total fixed charges as defined	65.7	75.0	90.0	92.6	82.2

Earnings:
Income from continuing operations before income tax expense	303.2	273.8	180.9	203.4	183.4
Total fixed charges as defined	65.7	75.0	90.0	92.6	82.2
Fixed charges not deducted in the determination of income from continuing operations before income tax expense	(6.0)	(8.2)	(13.2)	(11.9)	(8.5)

Total earnings as defined	$362.9	$340.6	$257.7	$284.1	$257.1

Ratio of earnings to fixed charges	5.52	4.54	2.86	3.07	3.13

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